



RECEIVED
2005 JUN 27 P 12:07

The Secretary-General

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

June 13th, 2005

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of June 13th, 2005.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours



Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
JUN 27 2005
THOMSON
FINANCIAL

PRESS RELEASE

DEXIA

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

13/06/2005
1 p.

«MEDIA»
«NOM»

DEXIA BANK AND DEXIA BIL ANNOUNCE THEIR INTENTION TO CONSOLIDATE THEIR DATA CENTRES IN LUXEMBOURG

Within the context of a Dexia Group project, Dexia Bank and Dexia Banque Internationale à Luxembourg have decided to consolidate their IT infrastructures with the creation of Dexia Group subsidiary under Luxembourg Law.

In order to ensure an efficient management of IT infrastructure, Dexia has deliberately opted for an internal basis (insourcing) rather than external sub-contracting (outsourcing).

First of all, the two banks will harmonise their operational structures. After a transition period and incorporation of the dedicated subsidiary, the 700 members of staff concerned in Belgium and in Luxembourg will be transferred in the subsidiary.

This operation will be reflected in two years time by a reduction of the number of data centres (from 4 to 2) and mainframes (also from 4 to 2), consolidation of some of the servers and rationalisation of technical software.

The consolidation of IT infrastructures will enable the services provided to commercial business lines to be strengthened, and annual savings of more than EUR10 million to be gradually achieved as from the year 2007.

The project will not require any redundancies or staff relocation and social bodies of both entities were duly informed.

The location of the future computer centres, housing the entire machine stock, is planned in Luxembourg.

In time, the IT infrastructure consolidated within the context of this project could be put to the service of other entities and subsidiaries of the Dexia Group. Today, however, priority is being given to Dexia Bank and Dexia BIL, with the aim of concluding the consolidation phase for the beginning of 2008.